Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Alliance Recovery Corporation

Registration Statement on Form S-1
Filed with the Securities and Exchange Commission on February 14, 2008
(Registration No. 333-149224)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Alliance Recovery Corporation (the “Company”) hereby applies for the withdrawal of its original registration statement on Form S-1, File No. 333-149224, which was filed on February 14, 2008 (the “Registration Statement”).

Such withdrawal is requested, as the Company to renegotiate the terms of its consulting agreement with FiveMore Fund Ltd. and Mainland Participation Corp., as well as to complete its audited financial statements for the fiscal year ended December 31, 2007.   As a result, the Company determined that it should withdraw the S-1.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Should you have any comments please contact the Company’s legal counsel, Gregg E. Jaclin, Esq. at (732) 409-1212.

Very truly yours,

ALLIANCE RECOVERY CORPORATION

By:	/s/ Peter Vaisler
Peter Vaisler
Chief Executive Officer Principal Financial Officer, Principal Accounting Officer and Director